UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Russell Investment Management Company
Russell Exchange Traded Funds Trust
Russell Financial Services, Inc.

1301 Second Avenue
18th Floor
Seattle, WA 98101

ALPS Distributors, Inc.

1290 Broadway
Suite 1100
Denver, CO 80203

File No. 812-13949

Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), to amend an Order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

All communications and orders to:

Elliot Cohen

Associate General Counsel

Russell Investment Management Company

1301 Second Avenue, 18th Floor

Seattle, WA 98101

Page 1 of 38 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on March 1, 2012

With a copy to:

John V. O’Hanlon

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, MA 02116

I.	INTRODUCTION

In this second amended and restated application (the “Application”), Russell Investment Management Company (“RIMCo” or the “Adviser”), Russell Exchange Traded Funds Trust (“Trust”), Russell Financial Services, Inc. (“RFS”) and ALPS Distributors, Inc. (“ALPS” and together with RIMCo, the Trust and RFS, the “Applicants”),1 apply for and request an order (“Order”) under Section 6(c) of the Act to amend a prior order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (referred to herein as the “Prior Order”).2

The Prior Order permitted, among other things: (i) series of an open-end management investment company (each a “Fund,” collectively, the “Funds”) to issue shares (“Shares”) with limited redeemability that can be traded in the secondary market at market prices; (ii) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”); (iii) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (iv) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of

[1]

All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[2]

Applicants previously filed an application with the U.S. Securities and Exchange Commission (“Commission” or “SEC”) (File No. 812-13669) on April 20, 2011 (the “Prior Application”), requesting relief with respect to the offering of certain exchange-traded funds. The Prior Application was noticed in Release No. IC-29655 dated April 20, 2011 (the “Prior Notice”) and the order granting the relief requested was contained in Release No. IC-29671 dated May 16, 2011 (the “Prior Order”). All capitalized terms not otherwise defined in the Application have the meanings ascribed to them in the Prior Application.

aggregations of Shares of such Funds. The Funds seek to track the performance of Underlying Indexes developed by an entity that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Adviser, any Sub-Adviser to the Fund, the Distributor or a Promoter of a Fund (each a “Russell Index” and collectively, the “Russell Indexes”).3 Under the terms of the Prior Order, the calculation agent for the Underlying Indexes is required to be a third party that is not an affiliated person, or an affiliated person of an affiliated person, of the Trust, the Adviser, any Sub-Adviser to the Fund, the Distributor or a promoter of a Fund.

The Prior Order also: (i) permitted registered investment management companies and unit investment trusts that are not advised or sponsored by the Adviser or any entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Trust, to acquire Shares of the Funds and shares of Actively-Managed Funds beyond the limitations in Section 12(d)(1)(A); (ii) permitted each Fund and Actively-Managed Fund, the Distributor and any Broker to sell Shares of a Fund or shares of an Actively-Managed Fund, as the case may be, to a Fund of Funds beyond the limitations in Section 12(d)(1)(B); and (iii) granted the relief from Sections 17(a)(1) and (2) to permit each Fund and Actively-Managed Fund to sell its shares to, and redeem such shares from, a Fund of Funds that owns 5% or more of the shares of such Fund.

As indicated above, the Prior Application includes a representation that no entity that acts as calculation agent is, or will be, an affiliated person, as such term is defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Funds, the Adviser,

[3]	The Prior Order also permitted the operation of Funds that seek to track an Underlying Index that is not a Russell Index.

any Sub-Adviser, any promoter or the Distributor (the “Calculation Agent Representation”).4 The Applicants seek an Order to depart from the Calculation Agent Representation to offer certain Funds (each a “Russell Calculated Index Fund”) that track an Underlying Index that (i) is a Russell Index and (ii) utilizes personnel to perform the calculation agent function that are, or will be, affiliated persons, as such term is defined in the Act, or affiliated persons of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor (each a “Russell Calculated Index”).

The Prior Application also includes certain representations that require the public disclosure of full weightings information regarding the Underlying Indexes (the “Disclosure Representations” and together with the Calculation Agent Representation, the “Representations”). Specifically, the Disclosure Representations included in the Prior Application required that (i) “[i]nformation on the Underlying Indexes, including the identities and weightings of the Underlying Index constituents, will be available on Russell’s Website (the ‘Website’), as will a description of the Index Composition Methodology and Portfolio Holdings of each Fund” (emphasis added)5 and (ii) “[a]ll components, weightings, additions and deletions from the Underlying Indexes will not only be publicly available, but will also be publicly announced prior to any changes being made” (emphasis added)6. Applicants also seek an Order to depart from the Disclosure Representations to exclude weighting information regarding the Russell Calculated Indexes from the information that is disclosed on Russell’s website (the “Website”). Applicants note that they are not requesting relief from their obligation to disclose the Index Composition Methodology on the Website.

[4]	See the Prior Application at Part II.H.
[5]	See the Prior Application at Part II.I.a.
[6]	See the Prior Application at Part II.I.e.

The Applicants acknowledge that, by not disclosing weighting information regarding the Russell Calculated Indexes used by the Russell Calculated Index Funds, they would be omitting some of the safeguards applicable to affiliated-index exchange-traded funds (“ETFs”) and including the portfolio transparency typically afforded to actively-managed ETFs. Orders for actively-managed ETFs generally include a condition that requires on each business day, before commencement of trading in the shares of an actively-managed ETF, the ETF disclose on its website the identities and quantities of ETF securities and assets that form the basis of the ETF’s net asset value. However, the Applicants submit that although an affiliated Index Provider will be used and affiliated personnel will perform the calculation agent function, the investment objective of any Russell Calculated Index Fund, like other index-based ETFs and unlike actively-managed ETFs, is to replicate an Underlying Index and the affiliated personnel performing the calculation agent function will, but for their affiliation, operate in an identical manner (i.e., implementing, without discretion, a rules-based methodology) as unaffiliated calculation agents of existing index-based ETFs. The Applicants also note that in the proposed rule to exempt ETFs from certain provisions of the Act and rules thereunder, the Commission recognized that full transparency of the underlying index, as well as the obligations imposed on ETFs under the federal securities laws and rules of national securities exchanges, were likely sufficient to protect against the concerns raised by affiliated-index ETFs and, as a result, did not require the use of an unaffiliated calculation agent in the proposed rule.7 While the Applicants are proposing that the ETF, and not the Underlying Index, be fully transparent, the Applicants believe that full portfolio transparency of the ETF’s portfolio accomplishes the same effect as full transparency of the Underlying Index.

[7]	See Exchange-Traded Funds, Rel. No. IC-28193 (March 1, 2008) at pg 33.

The Applicants request that the Order to depart from the Calculation Agent Representation and the Disclosure Representations apply to any Russell Calculated Index Fund, including Russell Calculated Index Funds offered in the future that are advised by the Adviser, or a person controlling, controlled by, or under common control with the Adviser and operate pursuant to the terms and conditions of the Prior Order, as amended by the Order.8 The Applicants also request that the Order extend the relief (i) permitting each Fund, the Distributor and any Broker to sell Shares to a Fund of Funds beyond the limits of Section 12(d)(1)(B); and (ii) permitting a Fund of Funds to acquire Shares of such Fund beyond the limitations in Section 12(d)(1)(A) to the extent necessary to Russell Calculated Index Funds and a Fund of Funds that invests in a Russell Calculated Index Fund, respectively.

Except as specifically noted herein, all representations and conditions in the Prior Application relating to the operation of the Funds are equally applicable to any Russell Calculated Index Funds.

The Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

[8]

The term “Russell Calculated Index Fund” as used in the Application also includes any Fund that currently tracks a Russell Index and uses an unaffiliated calculation agent, to the extent that any such Fund in the future utilizes personnel to perform the calculation agent function that are, or will be, affiliated persons, as such term is defined in the Act, or affiliated persons of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor.

the proposed transactions will be consistent with the investment objective and policy of each Russell Calculated Index Fund; and the proposed transactions are consistent with the general purposes of the Act. The Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) of the Act is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for the Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	BACKGROUND

A.	The Applicants

The Trust - The Trust is organized as a Delaware statutory trust and is an open-end management investment company registered under the Act as such. The Trust currently offers 24 series. Each Fund that currently relies on the Prior Order has, and each Russell Calculated Index Fund will have, an investment objective to track a particular index and will utilize either a replication or representative sampling strategy which will be disclosed in each Fund’s Prospectus. The Trust is overseen by a Board of Trustees (“Board”).9

The Adviser - RIMCo is the investment adviser to each of the Russell Calculated Index Funds. RIMCo is a Washington corporation, with its principal office located at 1301 Second Avenue, 18th Floor, Seattle, WA 98101. RIMCo is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”). The Adviser may manage a Fund itself or may appoint one or more other investment advisers pursuant to a sub-advisory agreement (each such other adviser a “Sub-Adviser”).10 Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

[9]	The term Board as used in the Application includes the board of directors of any Russell Calculated Index Fund.
[10]

The Adviser has filed a separate application with the Commission for “manager of managers” relief to permit the Adviser to retain Sub-Advisers without obtaining a vote of shareholders to approve each Sub-Advisers’ advisory contract.

The Distributors - RFS, a Washington corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 (“Exchange Act”) and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). RFS is a wholly owned subsidiary of the Adviser, and as such, each of the Adviser and RFS is an affiliated person of each other within the meaning of Section 2(a)(3)(C) of the Act. ALPS, a Colorado corporation, is a broker-dealer registered under the Exchange Act and a member of FINRA. ALPS is not affiliated with RIMCo or its affiliates. RFS or ALPS will serve as the principal underwriter and distributor of the Russell Calculated Index Funds (the “Distributor”). The Distributor will distribute shares on an agency basis.

B.	Index Provider

Frank Russell Company d/b/a Russell Investments (“Russell” or the “Index Provider”) is a leader in constructing and maintaining Russell Indexes. Russell is a Washington corporation which operates through subsidiaries worldwide and is a subsidiary of The Northwestern Mutual Life Insurance Company. The Adviser is a wholly owned subsidiary of Russell, and as such, Russell and the Adviser are each an affiliated person of each other within the meaning of Section 2(a)(3)(C) of the Act. The Russell Indexes are constructed to provide a comprehensive and unbiased barometer of the market segment they represent.11 All of the Russell Indexes are reconstituted periodically, but not less frequently than annually nor more frequently than monthly, to ensure new and growing equities and

[11]

The Applicants note that the Russell Indexes may be weighted based on market capitalization or on other factors (e.g., equal weighted). In addition, the Russell Indexes may also include indexes of fixed income securities.

fixed income securities are reflected. As described more fully below, over the past 25 years, Russell’s innovative methodology has helped the Russell Indexes become the benchmarks most used by U.S. institutional investors, with institutional investment professionals using Russell Indexes as benchmarks for over $3.9 trillion in portfolio assets. Russell Indexes represent over 98% of the investable equity universe worldwide. Russell Indexes are objective, comprehensive, and built according to transparent rules. Industries and sectors are represented by a wide variety of securities, rather than samples found in other indexes. Russell Indexes are rigorously maintained. Rules dictate additions to the Russell Indexes every quarter, ensuring constant coverage. Member securities are not selected by a committee.

Russell, as Index Provider, owns the Russell Indexes and develops each Russell Index based on its own proprietary model employing its intellectual property and industry expertise.12 In establishing each Russell Index, the Index Provider has developed a set of clearly defined inclusion/exclusion criteria for determining when a security should be included or excluded from an Underlying Index. Certain dedicated personnel of the Index Provider (“Index Personnel”) use this proprietary, rules-based methodology to determine, among other things, the composition of each Russell Index, the policies and procedures to be followed by the calculation agent in maintaining each Russell Index, the method and frequency of reconstitution and the daily treatment of corporate actions.

C.	The Russell Calculated Index Funds

The Russell Calculated Index Funds will operate in a manner identical to that of the Funds that were the subject of the Prior Order, except as described in the Application.

[12]

As noted in the Prior Application, the Applicants note that certain Russell Indexes may be developed utilizing the intellectual property of certain third parties under contractual arrangement with Russell.

D.	The Index Operations Team

Certain dedicated personnel of the Index Provider (“Index Operations Team”) are responsible for performing the calculation agent function with respect to the Russell Calculated Indexes. Therefore, the calculation agent function is performed by an “affiliated person” as defined in Section 2(a)(3) of the Act, of the Russell Calculated Index Funds, the Adviser and RFS. The Index Operations Team has sole responsibility and authority for maintaining each Russell Calculated Index and determining, in accordance with the proprietary, rules-based methodology used to determine the composition of each such Russell Calculated Index (“Index Composition Methodology”), which securities are to be added or removed from the Index. The Index Operations Team is to compile, maintain and calculate each Russell Calculated Index without regard to the Adviser, the Sub-Adviser, or the Distributor and has no obligation to take the specific needs of the Adviser, Sub-Adviser or Distributor into account in the determination and calculation of a Russell Calculated Index. The Index Operations Team is unable to change the Index Composition Methodology.

The Index Operations Team for the Russell Calculated Indexes will serve the same role and perform the same functions as the calculation agent for an Underlying Index of a Fund, as described in the Prior Application. Unlike the Index Personnel who develop the Index Composition Methodology for each Russell Index, the Index Operations Team will implement each Index Composition Methodology, calculate and maintain the Russell Calculated Indexes and disseminate the Russell Calculated Index values in accordance with Commission and Exchange requirements. The Index Operations Team will (i) determine the number, type and weight of securities that will comprise each Russell Calculated Index, (ii) perform or cause to be performed all other calculations necessary to determine the proper make-up of the Russell Calculated Index, including the reconstitutions for such Index, (iii) be solely responsible for all such Russell Calculated Index maintenance, calculation, dissemination and reconstitution activities and (iv) disseminate Russell Calculated Index information through a major market data vendor. Information on the Russell Calculated Indexes, including the identities of the Russell Calculated Index constituents, will be available on the Website, as will a description of the Index Composition Methodology and Portfolio Holdings of each Russell Calculated Index Fund. Index Personnel will monitor the results produced by the Index Operations Team on a periodic basis to determine whether the Index Operations Team is performing such maintenance, calculation, dissemination and reconstitution in accordance with the Index Composition Methodology.

E.	The Need for Exemptive Relief

1.	Departure from the Calculation Agent Representation

The Applicants believe that each Russell Calculated Index Fund’s investment strategy of tracking its Russell Calculated Index fits squarely within the scope of the relief previously granted in the Prior Order except that the Russell Calculated Index Funds will track Underlying Indexes which utilize affiliated personnel to perform the calculation agent function. Indeed, the Applicants submit that, were the Index Operations Team not a dedicated subset of personnel of the Index Provider, and therefore not “affiliated persons” of the Adviser, the Trust, and the Russell Calculated Index Funds, (i) each Russell Calculated Index Fund’s use of its Underlying Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs, including the Funds, currently trading and (ii) the Index Operations Team would be viewed no differently than the existing calculation agents who calculate and maintain indexes created and licensed by unaffiliated parties. The

Applicants assert that the structure of the Russell Calculated Index Funds will be identical to that of the Funds, but for the role of the Index Operations Team. As explained in greater detail below, the Applicants also submit that the operation of the Russell Calculated Index Funds and the Russell Calculated Index Funds’ arbitrage mechanism will be identical to the operation and arbitrage mechanism of ETFs now trading.

The Applicants believe that a departure from the Calculation Agent Representation is appropriate in the case of the Russell Calculated Index Funds. Applicants understand that the Calculation Agent Representation is intended to address a concern that a fund’s adviser, by virtue of its affiliation with the index provider and calculation agent, would be in a position to gain an advantage over other market participants through access to non-public information with respect to adjustments to the constituents of an underlying index. In the absence of safeguards, such access to information would be less likely to occur where the calculation agent is unaffiliated with the adviser. For the reasons discussed below in Part II.F., Applicants believe that the use of the Index Operations Team in the case of the Russell Calculated Index Funds would not give rise to conflicts of interest, and therefore is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Moreover, requiring the use of an unaffiliated calculation agent in the case of the Russell Calculated Index Funds would require a substantial restructuring of Russell’s index business that would be detrimental to that business.

Russell, the Index Provider, has a well established indexing business that produces indexes that are among the most widely used benchmarks for global investors and data vendors. Russell began creating indexes in 1984 and the indexes have become the most widely recognized Russell brand. More than $550 billion is invested in funds modeling Russell’s U.S. indexes, and over $3.9 trillion is invested in funds that are benchmarked against Russell’s U.S. Indexes. 65% of institutional U.S. equity products now rely on Russell’s indexes and performance benchmarks. Russell indexes are also the foundation for many passive and derivative products, including ETFs, mutual funds, options and futures.

Russell’s index business revenues are derived from data licensing, including the weights of the securities in the indexes. The indexes created by Russell contain Russell’s intellectual property and benefit from Russell’s expertise in maintaining the indexes on a daily basis. Russell’s reputation is based on thought leadership, attention to detail, consistency in its rules and methodology, and consistency and integrity in how Russell provides data to clients as well as the public. Product and operational processes exist that protect and ensure this consistency.

The calculation agent function is a core aspect of Russell’s index business, and is a critical service that Russell provides to its index licensees. In order for Russell to comply with the Calculation Agent Representation under the Prior Order, Russell has outsourced to an unaffiliated third party all product oversight, construction, production and daily maintenance with respect to a subset of Russell Indexes that are utilized by the Funds (the “non-Self Calculated Russell Indexes”). The outsourcing of these critical aspects of its index business in the case of the Russell Calculated Indexes, may, in the Applicants’ view, be detrimental to that business.

The Applicants believe that outsourcing the calculation agent function to an unaffiliated third party for which indexing is not a core business and where such party is not an industry leader, like Russell, in the provision of indexes and analytical data services may lead to a decreased quality in such function and the chance of increased errors in calculations. Furthermore, an unaffiliated third party does not share Russell’s vested interest in promoting and supporting the Russell name and reputation as an industry leader through top quality service and results. Because of this, the Applicants believe that the use of an unaffiliated calculation agent may harm Russell’s reputation, which has been built by dedicating substantial resources to ensuring all clients are adequately serviced.

The requirement to use an unaffiliated calculation agent prevents Russell from using a substantial majority of its Russell Indexes product line in connection with its passively-managed ETFs. Russell created the non-Self Calculated Russell Indexes due to the requirement to use an unaffiliated calculation agent. However, as noted above, Russell has been in the indexing business for over 25 years and, as a result, a substantial majority of Russell Indexes currently use, and will continue to use, the Index Operations Team to perform the calculation agent function. A departure from the Calculation Agent Representation would allow the Applicants to expand their line of passively-managed ETFs to launch ETFs that track these other Russell Indexes, which would ultimately benefit investors as they would be able to gain exposure to a significantly larger number of Russell’s industry leading indexes.

Therefore, the Applicants are now requesting the departure from the Calculation Agent Representation described above for the Russell Calculated Index Funds.

2.	Departure from the Disclosure Representations

The Applicants believe that the Disclosure Representations are not necessary to address the policy concerns underlying the requested relief, and would be detrimental to Russell. The Applicants note that the Disclosure Representations are not included in the applications for unaffiliated index provider ETF relief,13 while the Disclosure Representations are included in applications for affiliated index provider ETF relief.14 The Applicants assume, therefore, that the disclosure of full weightings information is intended to address the concerns about misuse of non-public information raised by the use of an affiliated index provider and/or calculation agent.

The Applicants believe that the physical and information barriers described below in Part II.F. serve to address any concerns regarding the misuse of non-public information that arise in connection with an affiliated index provider and/or calculation agent. Therefore, the disclosure of full weightings information is not necessary to address those concerns. Moreover, the disclosure of full weightings information would be detrimental to Russell’s index business. Russell invests significant resources in the design, construction, management, maintenance and distribution of indexes. Russell has protectable intellectual property interests in its indexes and index related products.15 In support of any ETF products which are based on Russell Indexes, a level of detail is made available to the end investor regarding

[13]

See, e.g., In the Matter of Schwab Strategic Trust, et al. Investment Company Release Nos. 28933 (Sept. 28, 2009) (notice) and 28983 (Oct. 23, 2009) (order); see also In the Matter of Arrow Funds Trust, et al. Investment Company Release Nos. 28852 (August 25, 2009) (notice) and 28910 (Sept. 22, 2009) (order); see also In the Matter of PIMCO ETF Trust, et al. Investment Company Release Nos. 28723 (May 11, 2009) (notice) and 28752 (June 1, 2009) (order).

[14]

See, e.g., In the Matter of IndexIQ ETF Trust, et al. Investment Company Release Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (Mar. 20, 2009) (order); see also In the Matter of HealthShares, Inc. et al., Investment Company Release Nos. 27553 (Nov. 16, 2006) (notice) and 27549 (Dec. 7, 2006) (order), as amended by In the Matter of HealthShares, Inc. et al., Investment Company Release Nos. 27916 (July 27, 2007) (notice) and 27930 (Aug. 20, 2007) (order); see also In the Matter of WisdomTree Investments Inc., et al., Investment Company Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order).

[15]

See, e.g., Dow Jones & Co. v. Int’l Securities Exchange Inc., 79 USPQ2d 1225, 1230-32 (2d Cir. 2006; discussing the Comex case where index provider acquired a property right in the skill, money, labor and reputation expended in generating and producing a securities index); see also Standard & Poor’s Corp. Inc. v. Commodity Exchange, Inc., 216 USPQ 841,844-45 (2d Cir. 1982; expending skill, money and labor, in particular S&P’s choice of securities and weighting of securities, creates a property right); see also Dow Jones & Co., Inc. v. Bd. Of Trade of the City of Chicago, 217 USPQ 901, 904-06, (S.D.N.Y. 1982; judgment in selecting index components transformed un-copyrightable list into protected property); see also Standard & Poor’s Corp., Inc. v. Commodity Exchange, Inc., 220 USPQ 522 (S.D.N.Y. 1982; 523-25 (index inputs, underlying algorithms and operational procedures constitute trade secrets); see also Bd. of Trade of the City of Chicago v. Dow Jones & Co. Inc., 218 USPQ 636, 637, 640-44 (IL App. Ct. 1982; effort and expense of compiling index, proprietary method in selecting index components and calculating "divisor" coupled with extensive licensing and distribution efforts created property right).

the most significant contributors to an individual index’s performance. This information includes the top ten holdings and their weights within the index. This information is made available to the public via www.Russell.com. The disclosure of full weightings information would diminish the value of Russell’s intellectual property in the Russell Indexes. Knowledge of full weightings information, together with knowledge of the disclosed index methodology, would enable a competitor to re-create the holdings of an index. In addition to earning fees by licensing index data, trademarks and other property to ETF sponsors, Russell earns license fees on its index property licensed to other users worldwide including, among others, investment advisers, asset managers, pension plans, investment consultants, structured product issuers, derivative product issuers, custodians, financial data vendors, endowments, foundations and universities. Russell protects its property rights in that data by contractually restricting its licensees from disclosing data. In addition, Russell further protects its property rights by contractually prohibiting licensees, who receive complete weightings information under the licensing arrangements, from disclosing such information to other parties. Thus, if the full weightings were required to be disclosed, Russell’s index business would be endangered.

In addition, as discussed above, the Applicants note that a substantial majority of the Russell Indexes utilize the Index Operations Team to perform the calculation agent function. A departure from the Calculation Agent Representation would allow for Russell to develop ETFs that track these Russell Indexes.

F.	Policies and Procedures to Guard Against Conflicts of Interest

The Representations in the Prior Application are based on various concerns by the Commission, including the possibility that an adviser to an ETF could designate securities for such ETF’s deposit or redemption basket to serve the interests of the ETF adviser and/or its affiliates. The Applicants do not believe that there is potential for this concern in the case of the Russell Calculated Index Funds because, although their Underlying Indexes will utilize an affiliated Index Provider and affiliated personnel to perform the calculation agent function (i.e., the Index Operations Team), the investment objective of any Russell Calculated Index Fund, like other index-based ETFs, is to replicate an Underlying Index and the Index Operations Team will, but for its affiliation, operate in an identical manner (i.e., implementing, without discretion, a rules-based methodology) as those calculation agents of existing index-based ETFs. In addition, the Index Composition Methodology will be publicly available and disseminated to the public at the same time as it is made available to the Russell Calculated Index Fund’s portfolio manager. The Applicants therefore believe that these safeguards, together with the policies and procedures described below, should serve to prevent the Adviser from designating certain securities as either a Redemption Security or a Deposit Security to serve the interests of the Adviser and/or its affiliates.

In addition, the Representations in the Prior Application are based on certain other concerns. Specifically, those concerns addressed the following conflicts of interest that could result from the use of an affiliated calculation agent or index provider: the potential ability of the affiliated person to manipulate the underlying index to the benefit or detriment of the ETF as well as conflicts that may also arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an underlying index’s constituent securities prior to the time that information is publicly disseminated.

The Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Russell Calculated Indexes in connection with the management of the Russell Calculated Index Funds will be substantially different from the potential conflicts presented by an adviser’s use of an affiliated underlying index that is maintained by an unaffiliated calculation agent. The Adviser and the Index Provider will adopt and implement the policies and procedures (“Policies and Procedures”) that will minimize or eliminate any potential conflict of interest.

The Applicants assert that the potential conflicts of interest due to the Index Operations Team being comprised of a subset of Index Provider personnel, and as a result, being affiliated with the Adviser and Index Provider, will not have any impact on the operation of the Russell Calculated Index Funds. The Russell Calculated Index Funds’ portfolios will be transparent and the Policies and Procedures will address any potential conflicts of interest, all as discussed herein. Among other things, these Policies and Procedures are designed to limit or prohibit communication between the Index Operations Team, other employees of the Index Provider (including the Index Personnel) as well as other employees of Russell. In addition, and as discussed below, the Applicants believe the current compensation structure for the personnel of the Index Operations Team servicing the Russell Calculated Index Funds does not create a conflict of interest.

1.	Physical and Technical Safeguards

The personnel of the Index Provider (which includes the Index Operations Team and the Index Personnel) and the personnel of the Adviser are employees of separate organizations and will be located in physically separate locations. Moreover, the personnel of the Index Operations Team and the other personnel of the Index Provider (including the

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Index Personnel) will always be physically separated from one another, either geographically, or if in the same location, through the use of physically separate office space. Index Operations Team personnel will not have access to the computer systems used by other personnel of the Index Provider (including the Index Personnel) and the other personnel of the Index Provider (including the Index Personnel) will not have access to the computer systems used by the Index Operations Team. In addition, Index Operations Team personnel will not have access to the computer systems used by the Adviser or any Sub-Adviser in connection with their portfolio management activities, and personnel of the Adviser and any Sub-Adviser will not have access to the computer systems used by the Index Operations Team.

With respect to the Russell Calculated Index Funds, the Russell Calculated Index and its members (constituents) are maintained for daily corporate actions by the Index Operations Team. Each day the Index Operations Team calculates and produces the official index value for the Russell Calculated Index and then delivers this information to clients in standard format files. Only personnel of the Index Operations Team engage in this activity and no other Russell associate has access to the daily index production systems.

As described immediately above, after producing the index data, the Index Operations Team then provides this data to the clients in standard data files. These product deliverables are made available to all Russell index clients including Russell’s ETF business via a secure, web-based delivery site, Russell Indexes Online. All index data deliverables are available on this web-base site, and individual index product deliverables are available to all clients at the same time. As noted above, Russell Indexes have trillions of dollars benchmarked to them in the market place. Russell takes great care and has made significant investment to insure that all index clients have access to data at the same time as soon as it is available. Russell Index data is made available to the public via www.Russell.com.

2.	Procedural Safeguards

The Index Provider currently has in place Policies and Procedures which provide for information sharing restrictions between the Index Provider employees responsible for creating and monitoring the Russell Calculated Indexes (i.e., the Index Personnel), the personnel of the Index Operations Team responsible for calculating and maintaining the Russell Calculated Indexes, and the personnel of the Adviser or any Sub-Adviser. These Policies and Procedures prohibit the sharing of material non-public information with any party without pre-approval from the appropriate legal and compliance department. The practical effect of these measures, together with the physical separation of personnel described above, is that there would be no greater risk of the misuse of information presented by the arrangement than if an unaffiliated calculation agent were utilized.

Applicants note that the Commission and the Staff have determined that information barriers are an effective mechanism for addressing conflicts of interest raised by arrangements among affiliated entities.16 For example, Rule 14e-5 under the Securities Exchange Act of 1934, which addresses fraud in connection with tender offers, permits purchases or arrangements to purchase by an affiliate of a dealer-manager which satisfy the following condition, among others:

[16]

See, e.g., NASDAQ OMX PHLX LLC, SEC No-Action Letter (Sept. 9, 2010) (granting relief from paragraph (a) of Rule 10b-10 under the Exchange Act, but limiting this to situations in which Member Organizations have implemented and utilized an effective system of internal controls, such as appropriate information barriers, which include certain specific policies and procedures); Barclays PLC, SEC No-Action Letter (Apr. 24, 2007) (granting Rule 14e-5 exemptive relief based on representations that each prospective purchaser “maintains and enforces written policies and procedures that are reasonably designed to prevent the transfer of information . . . that might result in a violation of the US federal securities laws through the establishment of information barrier policies and procedures”).

The dealer-manager maintains and enforces written policies and procedures reasonably designed to prevent the flow of information to or from the affiliate that might result in a violation of the federal securities laws and regulations.

In the context of Rule 14e-5, the SEC stated:17

We believe effective information barriers between the dealer-manager and affiliate prevent improper motives from influencing purchases by affiliates while permitting such affiliates to continue their normal advisory activities.

Additional support for the efficacy of information barriers is found in Rule 105 of Regulation M, which states the following, in pertinent part:18

…accounts are separate and operating without coordination of trading or cooperation if:

…

(2) Personnel for each account do not coordinate trading among or between the accounts;

(3) Information barriers separate the accounts, and information about securities positions or investment decisions is not shared between accounts;

It is clear that in situations where affiliations raise concerns about conflicts of interest, the Commission has determined that such conflicts may be mitigated through the use of information barriers. The Applicants represent that the policies and procedures described in the Application will constitute effective information barriers and ensure that the use of affiliated personnel to perform the calculation agent function will not present the concerns that the Staff may have regarding conflicts of interest.

3.	Additional Safeguards and Considerations

Applicants note that registered management investment companies, such as the Russell Calculated Index Funds, enjoy additional protections that policies and procedures, such as those described in the Application, will be effectively administered and adhered to. As part of its overall oversight responsibilities, the Russell Calculated Index Funds’ Board

[17]	Regulation of Takeovers and Security Holder Communications, Rel. No. IC-24107 (Oct. 22, 1999).
[18]	Short Selling in Connection with a Public Offering, Release No. 34-56206 (Aug. 6, 2007)

will oversee the Russell Calculated Index Funds’ compliance program. The Board has designated a Chief Compliance Officer (“CCO”), who has overall responsibility for the Russell Calculated Index Funds’ compliance program. Under Rule 38a-1 under the Act, the CCO is responsible for oversight of the Russell Calculated Index Funds’ compliance policies and procedures, including the Policies and Procedures described in the Application.

The Policies and Procedures discussed above will prevent the Adviser, or any affiliated person of the Adviser, the Index Operations Team or a Russell Calculated Index Fund, from having any advantage over other market participants with respect to prior knowledge of companies that may be added to or deleted from the Russell Calculated Index or from any Russell Calculated Index Funds that track the Russell Calculated Indexes.

In addition, the Adviser has and any Sub-Adviser will have adopted and implemented, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures which are designed to minimize potential conflicts of interest between Russell Calculated Index Funds, such as cross trading policies and procedures, and policies and procedures designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Russell Calculated Index Funds as index products minimizes the potential for conflicts as the investment strategies of each Russell Calculated Index Fund and Client Account will be constrained by its objective to track the performance of its Underlying Index. It is not contemplated that the Adviser or any Sub Adviser will receive incentive fees for outperforming a Russell Calculated Index Fund’s Underlying Index. In fact, any material outperformance or underperformance would be viewed negatively by investors in the Russell Calculated Index Funds.

The Index Operations Team will be instructed not to communicate any non-public information about the Russell Calculated Indexes to anyone, and specifically not to the personnel of the Adviser or Sub-Adviser responsible for the management of the Russell Calculated Index Funds or Client Accounts. The Index Operations Team will be instructed to disseminate information about the daily constituents of the Russell Calculated Indexes to the other Index Provider personnel, the Adviser, any Sub-Adviser, on behalf of the Russell Calculated Index Funds and Client Accounts, as applicable, and the public at the same time, except as otherwise described in the Prior Application regarding the monitoring of the Index Operations Team’s compliance with the Index Composition Methodology and certain codes of ethics.

In conjunction with the Policies and Procedures discussed above, the Adviser, any Sub-Adviser or any person affiliated with it or any Russell Calculated Index Fund, will be prevented from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from the Russell Calculated Index or from any Russell Calculated Index Funds that track the Russell Calculated Indexes. In addition, except for the Index Operations Team, no other Russell associate will implement the Index Composition Methodology, calculate and maintain the Russell Calculated Indexes and calculate and disseminate the Russell Calculated Index values in accordance with Commission and Exchange requirements.

Also, the Index Provider has adopted or will adopt Policies and Procedures which impose Restricted List and Blackout Period requirements on all members of the Index Personnel and the Index Operations Team. The Adviser also has adopted or will adopt Policies and Procedures which require any personnel responsible for the management of a

Russell Calculated Index Fund and any Client Account to (i) comply with Restricted List and Blackout Period requirements and (ii) require reporting of securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

Lastly, the Applicants do not believe that the compensation structure creates incentives for the personnel of the Index Operations Team to manipulate the calculations of a Russell Calculated Index. Index Operations Team personnel are eligible to receive a discretionary bonus based on the overall profitability of Russell. The Applicants note, that while the Index Operations Team personnel’s bonus may be impacted by the performance of the Russell Calculated Index Funds or the Adviser, Applicants believe that this relationship is sufficiently indirect and remote so as to not create any potential conflicts of interest associated with the use of affiliated personnel to perform the calculation agent function. Specifically, an enterprise bonus pool is commonly used within the financial services industry to align the interests of employees and the firm and to also award employees for their contributions to the firm’s successes. Russell’s bonus pool is derived from the performance of all Russell entities, and not only the Russell Calculated Index Funds and the Adviser, which make up only a portion of the entire pool. As a result, even if Index Operations Team personnel were able to manipulate the performance of the Russell Calculated Index Funds or the Adviser through their position, it is unlikely that the personnel would be able to directly attribute any portion of their bonus to such artificial performance. The Applicants further note that the day-to-day responsibilities of Index Operations Team personnel generally are automated, computerized procedures, leaving Index Operations Team personnel largely unable to exploit their position to engage in any manipulation with respect to a Russell Calculated Index.

Moreover, the Applicants believe that the structure of the Russell Calculated Index Funds as index products minimizes any incentive for Index Operations Team personnel to exploit their position. Specifically, the investment strategies of the Russell Calculated Index Funds will be constrained by their objectives to track the performance of their Underlying Index (i.e., the Russell Calculated Indexes). Any material outperformance or underperformance relative to the Russell Calculated Index would be viewed negatively by investors in the Russell Calculated Index Funds. As a result, any attempt to manipulate a Russell Calculated Index is likely to harm, and not benefit, the Russell Calculated Index Fund. Accordingly, Index Operations Team personnel generally do not have any incentive to manipulate the Russell Calculated Indexes of the Russell Calculated Index Funds.

G.	The Departure from the Representations Does Not Raise Concerns

1.	The Departure from the Calculation Agent Representation Presents Potential Conflicts of Interest Similar to Those Involved in the Prior Order

In the Prior Order, the Commission considered the potential conflicts presented by the use of an affiliated Index Provider. The Applicants believe the potential conflicts of interest presented and addressed in the Prior Order are identical to the potential conflicts created by the operation of the Russell Calculated Index Funds and the Russell Calculated Indexes and are adequately addressed by the Policies and Procedures discussed in the Application.

2.	The Departure from the Disclosure Representations Does Not Prevent the Applicants from Adequately Addressing Conflicts of Interest

In the Prior Application, the Staff required the inclusion of the Disclosure Representations to address the conflicts presented by the use of an affiliated Index Provider. The Applicants believe that the Policies and Procedures discussed in the Application adequately address the conflicts considered by the Commission in the Prior Order and note that the same conflicts also arise from the Applicant’s request to depart from the Calculation Agent Representation. The Applicants do not believe their request to depart from the Disclosure Representations will inhibit their ability to monitor or protect against the conflicts of interest arising out of the use of an affiliated Index Provider and the use of affiliated personnel to perform the calculation agent function.

3.	The Departure from the Representations Does Not Prevent or Frustrate Transparency or Arbitrage Efficiency

In the Prior Application, the Applicants discussed, with respect to the Funds, a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser. As discussed in the Prior Application, after considering a variety of alternatives, the Applicants determined that the best approach was to provide full transparency of each Fund’s portfolio. The Applicants believe that, with respect to the Russell Calculated Index Funds, full transparency is also the best approach for efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser. The Applicants do not believe their request to depart from the Representations will inhibit their ability to provide full transparency for the Russell Calculated Index Funds. Accordingly, the Order will still allow the Applicants on each Business Day to publish free of charge on the Website (or provide a link to another website that will publish free of charge) the identities and quantities of the Portfolio Securities for each Russell Calculated Index Fund and each Russell Calculated Index Fund’s per Share NAV, last-traded price and the Bid/Ask Price, all as of the prior Business Day’s Pricing Time.19

[19]

As described in the Prior Application, the identities and quantities of the Portfolio Securities for each Russell Calculated Index Fund may also be fully available through unaffiliated third-party data vendors, such as Reuters. Additionally, an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association.

III.	IN SUPPORT OF THE APPLICATION

The Russell Calculated Index Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the Funds. The requested relief would amend the Prior Order to depart from (i) the Calculation Agent Representation and (ii) the Disclosure Representations to allow the Russell Calculated Index Funds to track an Underlying Index (i.e., a Russell Calculated Index) that utilizes affiliated personnel to perform the calculation agent function and disclose only the weightings information of the top 10 constituents of each Russell Calculated Index on the Website, respectively. The Russell Calculated Index Funds will comply with the terms and conditions of the Prior Order as amended by the Order.

Based on the facts and circumstances described above and the Policies and Procedures to be adopted by the Applicants to guard against conflicts of interest described in the Application, the Applicants believe: (i) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the Act, the requested exemption for the proposed transactions is consistent with the public interest and the protection of investors; the proposed transactions are consistent with the policies of each Russell Calculated Index Fund; and that the proposed transactions are consistent with the general purposes of the Act.

IV.	REQUEST FOR ORDER

The Applicants respectfully request that the Commission grant an Order amending the Prior Order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

V.	EXPRESS CONDITIONS TO THE APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Order, as well as the following conditions:

1.

On each Business Day, before commencement of trading in Shares on a Fund’s listing Exchange, the Russell Calculated Index Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Russell Calculated Index Fund that will form the basis for the Russell Calculated Index Fund’s calculation of NAV per Share at the end of the Business Day.

2.

The Adviser or any Sub-Advisers, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Russell Calculated Index Fund) to acquire any Deposit Security for a Russell Calculated Index Fund through a transaction in which the Russell Calculated Index Fund could not engage directly.

VI.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that its address is as indicated on the first page of the Application. The Applicants further state that all written or oral communications concerning the Application should be directed as indicated on the first page of the Application. The Authorizations required by Rule 0-2(c) under the Act are included in the Application as Exhibit A. Thomas A. Carter is authorized to sign and file this document on behalf of ALPS Distributors, Inc. pursuant to the general authority vested in him as President of ALPS. The Verifications required by Rule 0-2(d) under the Act is included in the Application as Exhibit B.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by the Application.

All questions concerning the Application should be directed to the persons listed on the cover page of the Application.

RUSSELL INVESTMENT MANAGEMENT COMPANY

Dated: 2/29/2012	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

RUSSELL FINANCIAL SERVICES, INC.

Dated: 2/29/2012	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

RUSSELL EXCHANGE TRADED FUNDS TRUST

Dated: 2/29/2012	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

ALPS DISTRIBUTORS, INC.

Dated: 2/27/2012	/s/ Thomas A. Carter
Thomas A. Carter
President

EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT MANAGEMENT COMPANY

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Management Company (“RIMCo”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIMCo’s Board of Directors on the 25 day of June, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit, among other things, the creation of a trust and certain actively-managed exchange-traded funds and index-based exchange traded funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIMCo be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief;

FURTHER RESOLVED, that the proper officers of RIMCo be, and they are and each of them hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interests of the foregoing resolutions; and

FURTHER RESOLVED, that each of the foregoing resolutions is consistent with the best interests of RIMCo and its shareholder.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIMCo on this 29th day of February, 2012.

Russell Investment Management Company

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL EXCHANGE TRADED FUNDS TRUST

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Exchange Traded Funds Trust (the “Trust”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by the Trust’s Board of Trustees on the 23rd day of February, 2011, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of the Trust be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application or applications for exemptive relief, and any amendments thereto, that will add the Trust as a party to the relief, which will, if granted, permit the Trust to offer certain index-based exchange traded funds;

FURTHER RESOLVED, that the appropriate officers of the Trust be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of the Trust be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of the Trust be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust on this 29th day of February, 2012.

Russell Exchange Traded Funds Trust

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-3

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL FINANCIAL SERVICES, INC.

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Financial Services, Inc. (“RFS”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RFS’s Board of Directors on the 25 day of June, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit, among other things, the creation of a trust and certain actively-managed exchange-traded funds and index-based exchange traded funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RFS be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief;

FURTHER RESOLVED, that the proper officers of RFS be, and they are and each of them hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interests of the foregoing resolutions; and

FURTHER RESOLVED, that each of the foregoing resolutions is consistent with the best interests of RFS and its shareholder.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RFS on this 29th day of February, 2012.

Russell Financial Services, Inc.

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT B-1

VERIFICATION RULE 0-2(d)

VERIFICATION

The undersigned being duly sworn deposes and says that she has duly executed the attached Amended and Restated Application for and on behalf of Russell Investment Management Company, Russell Exchange Traded Funds Trust and Russell Financial Services, Inc. (each, a “Company”), that she is the Secretary of each Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT B-2

VERIFICATION

RULE 0-2(d)

VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Amended and Restated Application for and on behalf of ALPS Distributors, Inc. (the “Distributor”), a Colorado corporation, that he is the President of the Distributor and that all actions by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter
Thomas A. Carter
President